UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
IPS Systems Inc.

Legal status of issuer

>   **Form**
>   Corporation
>
>   **Jurisdiction of Incorporation/Organization**
>   Nevada
>
>   **Date of organization**
>   March 2, 2021

Physical address of issuer
35002 Cooper Road, Brookshire, TX 77423

Website of issuer
https://indiepowerchargers.com/

Name of intermediary through which the Offering will be conducted
DealMaker Securities LLC

CIK number of intermediary
0001872856

SEC file number of intermediary
008-70756

CRD number, if applicable, of intermediary
315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
Three percent (3.0%) in cash of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
$14,000 one-time administrative and compliance consulting services, one percent (1%) of Common shares sold in the Offering (deliverable at closing), and $2,000 monthly maintenance fee.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Enterprise Bank

Type of security offered
Shares of Common Stock

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: on a First-come, first-served basis

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
January 15, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,328,732.00	$0.00
Cash & Cash Equivalents	$2,908.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$1,039,504.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$439,126.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 27, 2022

FORM C

Up to $5,000,000.00

IPS Systems Inc.



Shares of Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by IPS Systems Inc., a Nevada Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Shares of Common Stock of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*".   In order to purchase

Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through DealMaker Securities LLC (the "Intermediary"). The Intermediary will be entitled to receive three percent (3.0%) of the total amount raised in the Offering, a $14,000 one-time administrative and consulting fee, one percent (1%) of Common shares sold in the Offering (deliverable at closing), and a $2,000 monthly maintenance fee in connection with the Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$0	$500.00
Aggregate Minimum Offering Amount	$50,000	$15,500	$34,500
Aggregate Maximum Offering Amount	$5,000,000	$164,000	$4,836,000

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants.
(2)   DealMaker will receive three percent (3%) cash of the amount raised in the Offering, a $14,000 one-time administrative and compliance consulting fee, one percent (1%) of Common shares sold in the Offering (deliverable at closing) and a $2,000.00 monthly maintenance fee in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://indiepowerchargers.com/ no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in

this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is October 27, 2022.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT   CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY.   NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF THE APPROPRIATE CANADIAN PROVIDENCE, SPECIFICALLY WITH REGARD TO THE PURCHASE, TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

ENTERPRISE BANK , THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://indiepowerchargers.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

IPS Systems Inc. (the "Company") is a Nevada Corporation, formed on March 2, 2021. The Company is currently also conducting business under the DBA of Indie Power Systems.

The Company is located at 35002 Cooper Road, Brookshire, TX 77423.

The Company's website is https://indiepowerchargers.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Indie plans on delivering innovative e-mobility and microgrid hardware and software solutions to the global marketplace. Our customers will potentially include government entities, charge point operators convenience stores and gas station operators, public parking lots. We also plan to sell to operators of Light Commercial fleet vehicles. We will work with Tier 1 suppliers of hardware and software to integrate major components and sell these products to owners and operators of EV Charging Infrastructure

The Offering

Minimum amount of Shares of Common Stock being offered	50,000
Total Shares of Common Stock outstanding after Offering (if minimum amount reached)	15,050,000
Maximum amount of Shares of Common Stock	5,000,000
Total Shares of Common Stock outstanding after Offering (if maximum amount reached)	20,000,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$1000.00
Offering deadline	January 15, 2023
Use of proceeds	See the description of the use of proceeds on page 52 hereof.
Voting Rights	One vote per share. See the description of the voting rights on page 59 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

Although we have identified what we believe to be a need in the market for our EV Charging & Microgrid solutions, there can be no assurance that demand or a market will develop or that we will be able to create a viable business. Our future financial performance will depend, at least in part, upon the introduction and market acceptance of our hardware and software solutions. Potential customers may be unwilling to accept, utilize or recommend any of our proposed solutions. If we are unable to commercialize and market our proposed hardware and software solutions when planned, we may not achieve any market acceptance or generate revenue.

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a startup Company and our business model currently focuses on product design and development rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately December 31, 2022, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Nevada on March 2, 2021. Accordingly, we have limited operating history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Our management team has limited experience in EV Charging Infrastructure and has managed a business with similar risks and challenges specific to our business.

Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

The development and commercialization of our hardware and software solutions is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved solutions and thus may be better equipped than us to develop and commercialize EV chargers and Microgrids. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our solutions will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide major components and subsystems for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide major components and subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component or subsystem.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source

of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Customers often finance purchases of our products, particularly EV Chargers and Microgrids.

Declines in the lending environment including fewer lenders, tighter underwriting and loan approval criteria, greater down payment requirements and, in some cases, higher interest rates have impaired customers' ability to finance and purchase our products. If credit conditions worsen, and adversely affect the ability of customers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. The expenses associated with protecting the information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities.

Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.

Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.

In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for travel and have also resulted in increased safety and security costs for us and the transportation and travel industry generally.

Safety measures create delays and inconveniences and can, in particular, reduce our competitiveness against surface transportation for certain routes. Additional terrorist attacks, even if not made directly on the transportation and travel industry, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on the Company and the industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other industry risks and also have the potential to interfere with our business by disrupting supply chains and the delivery of products to customers.

Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our Operations.

There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in

precipitation and extreme weather events. Climate change could have a material adverse effect on our results of operations, financial condition, and liquidity.

We may become subject to legislation and regulation regarding climate change, and compliance with any new rules could be difficult and costly. Concerned parties, such as legislators and regulators, shareholders and non-governmental organizations, as well as companies in many business sectors, are considering ways to reduce GHG emissions. Foreign, federal, state and local regulatory and legislative bodies have proposed various legislative and regulatory measures relating to climate change, regulating GHG emissions and energy policies. If such legislation is enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply with the limitations. Due to the uncertainty in the regulatory and legislative processes, as well as the scope of such requirements and initiatives, we cannot currently determine the effect such legislation and regulation may have on our operations.

We could face increased costs related to defending and resolving legal claims and other litigation related to climate change and the alleged impact of our operations on climate change.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Bern Leonard and Zayn Kalyan who are CEO & Director and Director of the Company, respectively. The Company has or intends to enter into employment agreements with Bern Leonard and Zayn Kalyan although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Bern Leonard and Zayn Kalyan or any member of the board of directors or executive officer or key contractors could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Bern Leonard and Zayn Kalyan in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Bern

Leonard and Zayn Kalyan die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could

result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

A significant number of our contracts require performance and payment bonds. Our ability to obtain performance and payment bonds primarily depends upon our capitalization, working capital, past performance, management expertise, reputation and certain external factors, including the overall capacity of the surety market. If we are unable to renew or obtain a sufficient level of bonding capacity in the future, we may be precluded from being able to bid for certain projects or successfully contract with certain customers. In addition, even if we are able to successfully renew or obtain performance or payment bonds, we may be required to post letters of credit in connection with such bonds, which could negatively affect our liquidity and results of operations.

It is standard for sureties to issue or continue bonds on a project-by-project basis, and they can decline to do so at any time or require the posting of additional collateral as a condition thereto. Events that adversely affect the insurance and bonding markets generally may result in bonding becoming more difficult, or costly, to obtain in the future. If we were to experience an interruption or reduction in the availability of our bonding capacity as a result of these or any other reasons, or if bonding costs were to increase, we may be unable to compete for certain projects that require bonding, which would materially and adversely affect our financial condition, results of operations or liquidity.

Our construction operations occur outdoors. As a result, seasonal changes and adverse weather conditions can adversely affect our business operations through a decline in the demand for our construction services and alterations and delays in our construction schedules. Adverse weather conditions such as extended rainy and cold weather in the spring and fall can reduce demand for our products and reduce sales or render our contracting operations less efficient resulting in under-utilization of crews and equipment and lower contract profitability. Major weather events such as [hurricanes, tornadoes, tropical storms and heavy snows] could also adversely affect our revenues and profitability.

Our construction operations occur outdoors. As a result, seasonal changes and adverse weather conditions can adversely affect our business operations through a decline in the demand for our construction services and alterations and delays in our construction schedules. Adverse weather conditions such as extended rainy and cold weather in the spring and fall can reduce demand for our products and reduce sales or render our contracting operations less efficient resulting in under-utilization of crews and equipment and lower contract profitability. Major weather events such as hurricanes, tornadoes, tropical storms and heavy snows could also adversely affect our revenues and profitability.

In our production and distribution processes, we consume significant amounts of natural gas, electricity, diesel fuel, liquid asphalt and other petroleum-based resources. The availability and pricing of these resources are subject to market forces that are beyond our control, such as unavailability due to refinery turnarounds, higher prices charged for petroleum-based products,

and other factors. Furthermore, we are vulnerable to any reliability issues experienced by our suppliers, which also are beyond our control. Our suppliers contract separately for the purchase of such resources, and our sources of supply could be interrupted should our suppliers not be able to obtain these materials due to higher demand or other factors that interrupt their availability. Additionally, increases in the costs of fuel and other petroleum-based products utilized in our operations, particularly increases following a bid based on lower costs for such products, could result in a lower profit, or a loss, on a contract. Variability in the supply and prices of these resources could have a material adverse effect on our financial condition, results of operations and liquidity.

In some instances, including in the case of many of our fixed unit price contracts, we guarantee that we will complete a project by a certain date. Any failure to meet contractual schedule or completion requirements set forth in our contracts could subject us to responsibility for costs resulting from the delay, generally in the form of contractually agreed-upon liquidated damages, liability for our customer's actual costs arising out of our delay, reduced profits or a loss on that project, damage to our reputation and a material adverse impact to our financial position, results of operations, cash flows and liquidity.

We provide our customers with products designed to comply with building codes or other regulatory requirements as well as any applicable contractual specifications, including, but not limited to durability, compressive strength and weight-bearing capacity. If our products do not satisfy these requirements and specifications, material claims may arise against us and our reputation could be damaged and, if any such claims are for an uninsured, non-indemnified or product-related claim, resolution of such claim against us could have a material adverse effect on our financial condition, results of operations or liquidity.

Operating hazards inherent in our business, some of which may be outside our control, can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. We maintain insurance coverage in amounts and against the risks we believe are consistent with industry practice, but this insurance may be inadequate or unavailable to cover all losses or liabilities we may incur in our operations. Our insurance policies are subject to varying levels of deductibles. Losses up to our deductible amounts are accrued based upon our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. However, liabilities subject to insurance are difficult to estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of unreported incidents and the effectiveness of our safety programs. If we were to experience insurance claims or costs above our estimates, we may be required to use working capital to satisfy these claims rather than using working capital to maintain or expand our operations.

Because our employees and others are often in close proximity with mechanized equipment, moving vehicles, chemical substances and dangerous manufacturing processes, our construction and maintenance sites are potentially dangerous workplaces. Therefore, safety is a primary focus of our business and is critical to our reputation and performance. Many of our clients require that we meet certain safety criteria to be eligible to bid on contracts, and some of

our contract fees or profits are subject to satisfying safety criteria. Unsafe work conditions also can increase employee turnover, which increases project costs and therefore our overall operating costs. If we fail to implement safety procedures or implement ineffective safety procedures, our employees could be injured, and we could be exposed to investigations and possible litigation. Our failure to maintain adequate safety standards through our safety programs could also result in reduced profitability or the loss of projects or clients, and could have a material adverse impact on our financial position, results of operations, cash flows or liquidity.

"The majority of our revenues and backlog are derived from fixed unit price contracts and lump sum contracts. Fixed unit price contracts require us to provide materials and services at a fixed unit price based on approved quantities irrespective of our actual per unit costs. Lump sum contracts require that the total amount of work be performed for a single price irrespective of our actual per unit costs. We realize a profit on our contracts only if we accurately estimate our costs and then successfully control actual costs and avoid cost overruns, and our revenues exceed actual costs. If our cost estimates for a contract are inaccurate, or if we do not execute the contract within our cost estimates, then cost overruns may cause us to incur losses or cause the contract not to be as profitable as we expected. The final results under these types of contracts could negatively affect our cash flow, earnings and financial position.

The costs incurred and gross profit realized on our contracts can vary, sometimes substantially, from our original projections due to a variety of factors, including, but not limited to:

• on site conditions that differ from those assumed in the original bid or contract;

• failure to include required materials or work in a bid, or the failure to estimate properly the quantities or costs needed to complete a lump sum contract;

• contract or project modifications creating unanticipated costs not covered by change orders;

• failure by our suppliers, subcontractors, designers, engineers, joint venture partners or customers to perform their obligations;

• delays in quickly identifying and taking measures to address issues which arise during contract execution;

• changes in availability, proximity and costs of materials, including steel, concrete, aggregates and other construction materials, as well as fuel and lubricants for our equipment;

• claims or demands from third parties for alleged damages arising from the design, construction or use and operation of a project of which our work is part;

• difficulties in obtaining required governmental permits or approvals;

• availability and skill level of workers in the geographic location of a project;

• citations issued by any governmental authority, including the Occupational Safety and Health Administration;

- unexpected labor conditions or work stoppages;

- changes in applicable laws and regulations;

- delays caused by weather conditions;

- fraud, theft or other improper activities by our suppliers, subcontractors, designers, engineers, joint venture partners or customers or our own personnel; and

- mechanical problems with our machinery or equipment.

Many of our contracts with public sector customers contain provisions that purport to shift some or all of the above risks from the customer to us, even in cases where the customer is partly at fault. Our experience has often been that public sector customers have been willing to negotiate equitable adjustments in the contract compensation or completion time provisions if unexpected circumstances arise. However, public sector customers may seek to impose contractual risk-shifting provisions more aggressively, which could increase risks and adversely affect our cash flow, earnings and financial position."

Our business is highly dependent on the amount and timing of infrastructure work funded by various governmental entities, which, in turn, depends on the overall condition of the economy, the need for new or replacement infrastructure, the priorities placed on various projects funded by governmental entities and federal, state or local government spending levels. Spending on infrastructure could decline for numerous reasons, including decreased revenues received by state and local governments for spending on such projects, including federal funding. The most recent recession caused a nationwide decline in home sales and an increase in foreclosures, which correspondingly resulted in decreases in property taxes and some other local taxes, which are among the sources of funding for municipal road, bridge and water infrastructure construction. State spending on highway and other projects can be adversely affected by decreases or delays in, or uncertainties regarding, federal highway funding, which could adversely affect us.

Contracts that we enter into with governmental entities can usually be canceled at any time by them with payment only for the work already completed. In addition, we could be prohibited from bidding on certain governmental contracts if we fail to maintain qualifications required by those entities. A cancellation of an unfinished contract or our debarment from the bidding process could cause our equipment and work crews to be idled for a significant period of time until other comparable work becomes available, which could have a material adverse effect on our business and results of operations.

Our substantial dependence on government contracts exposes us to a variety of risks that differ from those associated with private sector contracts. Various statutes to which our operations are subject, including the Davis-Bacon Act (which regulates wages and benefits), the Walsh-Healy Act (which prescribes a minimum wage and regulates overtime and working conditions), Executive Order 11246 (which establishes equal employment opportunity and affirmative action requirements) and the Drug-Free Workplace Act, provide for mandatory suspension and/or debarment of contractors in certain circumstances involving statutory violations.

In addition, the Federal Acquisition Regulation and various state statutes provide for discretionary suspension and/or debarment in certain circumstances that might call into question a contractor's willingness or ability to act responsibly, including as a result of being convicted of, or being found civilly liable for, fraud or a criminal offense in connection with obtaining, attempting to obtain or performing a public contract or subcontract. The scope and duration of any suspension or debarment may vary depending upon the facts and the statutory or regulatory grounds for debarment and could have a material adverse effect on our financial position, results of operations, cash flows and liquidity.

Due to the size and nature of our construction contracts one or a few customers may in the future, represent a substantial portion of our consolidated revenues and gross profits in any one year or over a period of several consecutive years. Similarly, our future backlog could reflect multiple contracts for certain customers; therefore, one customer may comprise a significant percentage of backlog at a certain point in time. The loss of business from any one of such customers could have a material adverse effect on our business or results of operations. Also, a default or delay in payment on a significant scale by a customer could materially adversely affect our business, results of operations, cash flows and financial condition.

Construction and maintenance sites, plants and quarries are potentially dangerous workplaces subject to the usual hazards associated with providing construction and related services, and our employees and others are often put in close proximity with mechanized equipment, moving vehicles, chemical and manufacturing processes, and highly regulated materials. Operating hazards can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage.
our failure to maintain adequate safety standards could result in reduced profitability or the loss of projects or clients, and could have a material adverse impact on our financial position, results of operations, cash flows and liquidity.

We maintain general liability and excess liability insurance, workers' compensation insurance, auto insurance and other types of insurance all in amounts consistent with our risk of loss and industry practice, but this insurance may not be adequate to cover all losses or liabilities that we may incur in our operations. Insurance liabilities are difficult to assess and quantify due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. If we were to experience insurance claims or costs above our estimates, we might be required to use working capital to satisfy these claims rather than to maintain or expand our operations. To the extent that we experience a material increase in the frequency or severity of accidents or workers' compensation and health claims, or unfavorable developments on existing claims, our operating results and financial condition could be materially and adversely affected.

Our operations are subject to various environmental laws and regulations relating to the management, disposal, and/or remediation of hazardous substances, climate change and the emission and discharge of pollutants into the air and water. We could be held liable for such contamination created not only from our own activities but also from the historical activities of others on our project sites or on properties that we acquire or lease. Our operations are also subject to laws and regulations relating to workplace safety and worker health, which, among

other things, regulate employee exposure to hazardous substances. Violations of such laws and regulations could subject us to substantial fines and penalties, cleanup costs, third-party property damage or personal injury claims. In addition, these laws and regulations have become, and enforcement practices and compliance standards are becoming, increasingly stringent. Moreover, we cannot predict the nature, scope or effect of legislation or regulatory requirements that could be imposed, or how existing or future laws or regulations will be administered or interpreted, with respect to products or activities to which they have not been previously applied. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could require us to make substantial expenditures for, among other things, pollution control systems and other equipment that we do not currently possess, or the acquisition or modification of permits applicable to our activities. Our shop & office facility in Katy, Texas (Waller County) could subject us to costs and liabilities. As operator of the shop & office, we could be held responsible for any contamination or regulatory violations resulting from activities or operations at the facility. Any such costs and liabilities could be significant and could materially and adversely affect our business, operating results and financial condition.

Our employees and customers are exposed to numerous hazards during the conduct of our business, including electric contacts and flashes, fires, natural gas explosions, mechanical failures, transportation accidents and damage to infrastructure upon which we work. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and other consequential damages, including widespread blackouts and service interruptions, and may result in suspension of operations, civil damage claims and criminal fines and penalties that could have a material adverse effect on our business and results of operations. Further, regulatory changes implemented by OSHA could impose additional costs on us. Our safety record is important. If serious accidents or fatalities occur or our safety record deteriorates, we may be ineligible to bid on certain projects and could be terminated from existing projects. Our reputation and our prospects for being awarded future projects could be negatively affected. Further, our insurance carrier may be unwilling to provide current levels of coverage without a significant increase in premiums and collateral requirements to cover our deductible obligations, and as a result, we may not be able to maintain adequate insurance.

We may be unable to procure equipment necessary for a project, particularly in any area of high demand either due to a lack of available funding, lack of covenant capacity under our credit facilities or equipment shortages in the marketplace. As a result, we may be forced to rent equipment on a short-term basis or to find alternative ways to perform the work without the benefit of equipment ideally suited for the job, which could increase the costs and risks of completing the project. Furthermore, we may be unable to buy or rent the specialty equipment and tooling we require due to the limited number of manufacturers and distributors in the marketplace. We often bid for work knowing that we will have to rent equipment on a short-term basis and we include our assumptions of market equipment rental rates into our bid. If market rates for rental equipment increase between the time of bid submission and project execution, our margins for the project may be reduced. In addition, our equipment requires continuous maintenance, which we generally provide through our own repair facilities. If we are unable to continue to maintain the equipment in our fleet, we may be forced to obtain additional third-party repair services at a higher cost or be unable to bid on contracts.

We are subject to numerous federal, state and local environmental laws and regulations governing our operations, including the handling, transportation, remediation and disposal of non-hazardous and hazardous substances and wastes, as well as emissions and discharges into the environment, including discharges to air, surface water, groundwater and soil. We also are subject to laws and regulations that impose liability and clean-up responsibility for releases of hazardous substances into the environment. The presence of contamination from or wastes on our properties or at a job site could interfere with ongoing operations. New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or leaks, or the imposition of new clean-up requirements could require us to incur significant costs or could become the basis for new or increased liabilities that could harm our financial condition and results of operations.

The price of fuel is unpredictable and fluctuates based on circumstances outside our control, including global economic trends, geopolitical developments, supply and demand for oil and natural gas, actions by OPEC and other oil and natural gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. Most of our contracts do not allow us to adjust our pricing to account for these circumstances and we have not hedged our fuel costs.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.
The cost of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. For example, steel, a key manufacturing input, has historically had significant price volatility. Price increases and general volatility could adversely affect our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.
We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in

industries where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Customers may not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many customers do not commit to firm production schedules. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial

corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to

operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers,] we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our

design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect

our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has plans to enter into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products may utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company may depend on the performance of distributors, carriers and other resellers.

The Company may distribute its products through cellular network carriers, wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. The Company may also sell its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online store.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers may perceive the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company may invest in programs to enhance reseller sales, including staffing selected resellers' stores with Company employees and contractors, and improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the

Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

Government mandated safety standards are costly and technologically challenging.
Meeting or exceeding government-mandated safety standards is costly and often technologically challenging, especially where one or more government mandated standards may conflict. Government safety standards require manufacturers to remedy defects related to motor vehicle safety through safety recall campaigns, and a manufacturer is obligated to recall vehicles if it determines that they do not comply with a safety standard. Should we or government safety regulators determine that a safety or other defect or noncompliance exists with respect to certain of our vehicles, there could be a recall of a product and/or a significant increase in warranty claims, the costs of which could be substantial.

We may be subject to litigation despite compliance with regulations and industry standards.
We may spend substantial resources ensuring that we comply with governmental safety regulations, mobile and stationary source emissions regulations, and other standards. Compliance with governmental standards, however, does not necessarily prevent individual or class actions, which can entail significant cost and risk. In certain circumstances, courts may permit tort claims even where our vehicles comply with federal and/or other applicable law. Litigation also is inherently expensive and uncertain, and we could experience significant adverse results, including negative public opinion.

Manufacturers are required to remedy defects related to safety and to emissions through safety recall campaigns, In addition, if we determine that a safety or emissions defect or non-compliance exists with respect to certain of our products prior to the start of production, the launch of such product could be delayed until we remedy the defect or non-compliance.

We are dependent on a number of patents and other intellectual property rights, including licenses that are critical to our respective businesses and competitive positions.
Notwithstanding our intellectual property portfolio, our competitors may develop similar or superior proprietary technologies. Further, as we expand into regions where the protection of intellectual property rights is less robust, the risk of others replicating our proprietary technologies increases, which could result in a deterioration of our competitive position. We may assert claims against third parties who are taking actions that we believe are infringing on our intellectual property rights or may have such claims asserted against us. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us. If any such claim were to result in an adverse outcome, we may have to develop or license non-infringing products; pay damages to third parties, or cease the manufacture, use or sale of the infringing products. Any of the foregoing results could have a material adverse effect on our business, financial condition, results of operations or our competitive position.

We own or are licensed under a large number of U.S. and non-U.S. patents and patent applications, trademarks and copyrights.

Our intellectual property rights may expire or be challenged, invalidated or infringed upon by third parties or we may be unable to maintain, renew or enter into new licenses of third party proprietary intellectual property on commercially reasonable terms. Any of these events or factors could diminish or cause us to lose the competitive advantages associated with our intellectual property, subject us to judgments, penalties and significant litigation costs, and/or temporarily or permanently disrupt our sales and marketing of the affected products or services.

We may be subject to indemnity claims for third-party infringement.
Many of our supply agreements require us to indemnify our customers and distributors from third-party infringement claims, and require that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us.

Our industry supply base may experience increased economic distress due to a sudden and substantial drop in industry sales volumes.
Suppliers may be less willing to reduce prices, and some requested direct or indirect price increases as well as new and shorter payment terms. We may have to provide financial assistance to key suppliers to ensure an uninterrupted supply of materials and components. In addition, if suppliers exit certain lines of business or close facilities due to an economic downturn or other reasons, we would experience additional costs associated with transitioning to new suppliers. Each of these factors could have a substantial adverse effect on our financial condition and results of operations.

We rely on single suppliers for component parts.
Many components used in our products are available only from a single supplier and cannot be re-sourced quickly or inexpensively to another supplier due to long lead times, new contractual commitments that may be required by another supplier before ramping up to provide the components or materials, etc. In addition to the general risks described above regarding interruption of supplies, which are exacerbated in the case of single-source suppliers, the exclusive supplier of a key component potentially could exert significant bargaining power over price, quality, warranty claims, or other terms relating to a component.

Demand for and pricing of our products are subject to economic conditions and other factors present in the various markets where the products are sold.
Demand for our products is subject to the level of consumer demand for e-mobility and Microgrid hardware & software. The level of new Infrastructure and Software purchases is cyclical, affected by such factors as general economic conditions, available government incentives and subsidies interest rates and availability of credit, consumer confidence, patterns of consumer spending, fuel cost and vehicle replacement cycle. Consumer preferences also impact the demand for new Infrastructure and Software purchases. A decrease in demand due to any of these factors would have a negative effect on our business and operations.

We believe that increasingly stringent environmental standards for emissions have required and will continue to require the Company to expend significant resources.

If environmental standards for emissions continue to become more stringent we will be required to institute the proper procedures and utilize the mandated equipment in order to comply, which will require significant expenditures. In addition, the adoption of any new standards beyond our expectations will require expenditures in excess of what we have budgeted and could negatively affect our business and operations.

International conflicts such as war, terrorist attacks and political uprisings could negatively affect both demand for our services and our cost of doing business.

International conflicts such as the war in the Ukraine, political turmoil in the Middle and Far East and the possibility of future terrorist attacks cause significant uncertainty with respect to U.S. and other business and financial markets and may adversely affect our business. These international conflicts also affect the price of energy, which has a significant impact on the financial health of our commercial customers. Although our E-Mobility and Microgrid business may experience greater demand for its products as a result of increased government spending and tax incentives, factors arising (directly or indirectly) from international conflicts or terrorism which may adversely affect our commercial business include reduced spending rates, upgrades, maintenance and spending on discretionary products such as Infrastructure and Software, as well as increases in the cost of property and products insurance and increased restrictions placed on our insurance policies.

Risks Related to the Securities

The Shares of Common Stock will not be freely tradable until one year from the initial purchase date. Although the Shares of Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Shares of Common Stock. Because the Shares of Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Shares of Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares of Common Stock may also adversely affect the price that you might be able to obtain for the Shares of Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay accrued and unpaid wages of :

Steve Tolen - (Former CEO & Director)- $6250.00 USD
Bern Leonard (CEO) - $12,500.00 USD

These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as unpaid compensation for prior service to the Company.

A portion of the proceeds from the Offering will be used to pay the accrued and unpaid expenses of Bern Leonard (CEO) - $4000.00 USD.

These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as repayment for expenses incurred prior to the Offering and owed to them by the Company.

A portion of the proceeds from the Offering will be used to repay obligations of the Company currently in arrears.

These proceeds will not be available for the ongoing operations of the Company but will instead be paid to creditors for amounts which are currently overdue.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Nevada law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein.

Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Your ownership of the shares of stock will be subject to dilution.
Owners of Shares of Common Stock do not have preemptive rights. If the Company conducts subsequent Offerings or issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Shares of Common Stock.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Indie plans on delivering innovative e-mobility and microgrid hardware and software solutions to the global marketplace. Our customers will potentially include government entities,charge point operators convenience stores and gas station operators, public parking lots. We also plan to sell to operators of Light Commercial fleet vehicles. We will work with Tier 1 suppliers of hardware and software to integrate major components and sell these products to owners and operators of EV charging Infrastructure

Business Plan

Climate change and the energy transition are compelling topics that are pervasive in our world today. Adoption of Clean Technology is fast paced and accelerating. E-Mobility – is part of the overall transition to a de-carbonized world. E-mobility themes include- electrification of cars, trucks, buses, boats etc, shared mobility- changing the way we travel and reconsidering vehicle ownership models, and autonomous driving- an all-passenger solution to transport that removes the human element. Other key themes include -De-carbonizing the way we generate power to supply the grid system (wind, solar, hydro, nuclear vs coal & natural gas); de-centralized and distributed power sources & loads; grid reliability, affordability & resilience. Starting with the Paris Accord, and now adopted by governments worldwide, strong movement to adopt electric vehicles and slowly move away from tailpipes. Automakers have announced plans to transition their product offerings over the next 10-15 years. Government incentives are in place to encourage EV adoption. Technology, specifically batteries, have improved to the point that TCO (Total Cost of Ownership) is dropped to bring EV costs in -line with ICE (Internal Combustion Engine) vehicles Problem: Charging infrastructure is lagging. Not enough Level 2 & Level 3 charging in place to keep up with increased number of vehicles on the roadways. Q1-2022 EV sales penetration in the US topped 5%- a clear indicator that EV adoption will accelerate. 30 million chargers needed by 2030 (McKinsey)

Problem: Chargers will put a large strain on grid resources. Indie will integrate battery storage and renewable generation into their design to enable sustainable solutions. Indie Plans to bring a Level 2 & Level 3 solution to the market that is innovative and meets the needs of the market. A single drop, hardware solution backed with leading edge software to optimize assets and deliver data driven solutions. Range and Charge anxiety are real among current users of EVs. These anxieties have also been shown to be a prime reason why potential buyers have chosen not to switch to electric vehicles.

Values & Vision- Indie plans on delivering innovative e-mobility and microgrid hardware and software solutions to the global marketplace, we will be collaborative with customers, vendors and

industry to achieve triple bottom line results- people, planet & profits, we will act ethically and honestly in all business affairs, we will support the communities and neighborhoods where we live, work and raise our families.

Solution A- AC&DC Charging 1. Within the AC & DC charging space Indie will focus on:

a. The "on -the-go" DCFC (Direct Current Fast Charge) use case. This application would typically be found along interstates and major roadways, convenience stores (7-11) or in pay to park lots. Customers typically are looking for a rapid charge (20 minutes) and may avail of other services- food, shopping etc. Prices that customers pay for this service will be a premium based on higher electricity rates and convenience factor. CAPEX costs are considerable and require significant grid resources.

b. The "fleet depot" use case for LCV (Light commercial vehicles) focused initially on Level 2 AC charging systems to overnight charge fleet vehicles such as delivery vans. As fleet operators evolve "mid route" DCFC assets may be added to complement the fleet charging assets. Fleet adopters will likely choose the Level 2 overnight charge to begin with as it minimizes CAPEX costs, which will be strained by CAPEX fleet conversion spend

c. Secondary areas of focus will include Retail and destination charging applications- shopping malls, sports arenas, and movie theatres. These solutions will be a combination of Level 2 & Level 3 assets and will evolve over time. Workplace charging applications- these will likely be private non-networked assets and will likely be AC level 2, as charging times will mirror a standard work day eliminating the need for DCFC solutions.

d. Asset Management Software- Enterprise level software solutions to manage installed assets globally on a 24/7 support basis. Monitor performance, reliability, and costs on a real time basis. Provide clients with visibility into their investments to optimize performance and improve reliability. Support data driven solutions.

Solution B- Microgrid Solutions – Diesel Offset Project Focus 1. Leveraging common infrastructure solutions developed concurrently with the EV Charging solution package including Transformers, Medium and Low voltage switchgear power controls, battery energy storage and renewables- Indie will focus on developing microgrid solutions on a project basis to support diesel offset projects on a global basis.

a. Remote community support projects to reduce dependence on diesel fuels to generate power.
b. Oil & Gas applications – reduce uptime of diesel generators and reduce carbon footprint
c. Mining and Other remote site applications- provide primary power or reduce reliance on diesel generating assets

Our Niche- 1. Indie will implement the following innovative solutions to gain an advantage on the current competition:
a. Integrated Software management solution that will be customized to the E-Mobility- EV Charging Space that will allow asset owners to optimize their assets and implement data driven solution.
b. Additional Software capability to service Oil & Gas, Renewables, Smart Cities and Water & Wastewater Applications on a global 24/7 365 basis

c. A single drop integrated hardware Fast charging solution that will be connected and monitored in real time. All major components are provided by Tier 1 suppliers. Ease of installation reliability and serviceability will be the cornerstones of the system

d. An integrated Level 2 AC solution tailored to the Fleet charging market. Supported and monitored in real time.

e. An integrated Microgrid solution that incorporates battery energy storage and renewables. The system will be supported by Indie's Integrated Software management solution. It will be an optimized and intelligent solution for energy management and monitored on a 24/7 365 basis. The system will be modular, scalable and customizable for clients on a project to project basis.

History of the Business

On September 7, 2021, the Company and its parent company (the "Purchasers") entered into an asset purchase agreement with Indie Power Systems, Inc. ("IPS DE"), whereby the Purchasers acquired intellectual property, a prototype asset, and certain equipment from IPS DE in exchange for $75,000 cash, 16,500,000 common shares of Indie Power Storage Corp., and the assumption of $293,152 of liabilities. IPS Systems Inc. underwent a 150,000 to 1 stock split on May 26, 2021, increasing the number of shares outstanding from 100 to 15,000,000. All shares remain wholly owned by Indie Power Storage Corp.

The Company's Products and/or Services

Product / Service	Description	Current Market

| AC&DC Charging- In Development | 1. Within the AC & DC charging space Indie will focus on: a. The "on-the-go" DCFC (Direct Current Fast Charge) use case. This application would typically be found along interstates and major roadways, convenience stores (7-11) or in pay to park lots. Customers typically are looking for a rapid charge (20 minutes) and may avail of other services- food, shopping etc. Prices that customers pay for this service will be a premium based on higher electricity rates and convenience factor. CAPEX costs are considerable and require significant grid resources. b. The "fleet depot" use case for LCV (Light commercial vehicles) focused initially on Level 2 AC charging systems to overnight charge fleet vehicles such as deliver vans. As fleet operators evolve "mid route" DCFC assets may be added to complement the fleet charging assets. Fleet adopters will likely choose the Level 2 overnight charge to begin with as it minimizes CAPEX costs, which will be strained by CAPEX fleet conversion spend c. Secondary areas of focus will include Retail and destination charging applications- shopping malls, sports arenas, and movie theatres. These solutions will be a combination of Level 2 & Level 3 assets and will evolve over time. Workplace charging applications- these will likely be private non-networked assets and will likely be AC level 2, as charging times will mirror a standard work day eliminating the need for DCFC solutions. d. Asset Management Software- Enterprise level software solutions to manage installed assets globally on a 24/7 support basis. Monitor performance, reliability, and costs on a real time basis. Provide clients with visibility into their investments to optimize performance and improve reliability. Support data driven solutions. | EV charging infrastructure is a trillion dollar market opportunity over the next 20 years...Bloomberg • Between today and 2040, the cumulative investment in charging infrastructure exceeds $1 trillion globally in the Economic Transition Scenario and $1.4 trillion in the Net Zero Scenario. By this time between 340 and 490 million chargers are needed across all locations globally, with the total dominated by home chargers. Chargers outside the home account for between 42 and 59 million chargers by 2040, depending on scenario |

Microgrid Solutions – Diesel Offset Project Focus-In Development	1. Leveraging common infrastructure solutions developed concurrently with the EV Charging solution package including Transformers, Medium and Low voltage switchgear power controls, battery energy storage and renewables- Indie will focus on developing microgrid solutions on a project basis to support diesel offset projects on a global basis. a. Remote community support projects to reduce dependence on diesel fuels to generate power. b. Oil & Gas applications – reduce uptime of diesel generators and reduce carbon footprint c. Mining and Other remote site applications- provide primary power or reduce reliance on diesel generating assets	Current market includes 1. Diesel Offset Projects 2. Remote Communities 3. Demand Charge Reduction 4. Time Shifting 5. Resiliency Assurance

Solution A- AC&DC Charging- IN DEVELOPMENT & NOT COMMERCIAL - FUNDS WILL BE USED TO COMPLETE AND COMMERCIALIZE 1. Within the AC & DC charging space Indie will focus on: a. The "on -the-go" DCFC (Direct Current Fast Charge) use case. This application would typically be found along interstates and major roadways, convenience stores (7-11) or in pay to park lots. Customers typically are looking for a rapid charge (20 minutes) and may avail of other services- food, shopping etc. Prices that customers pay for this service will be a premium based on higher electricity rates and convenience factor. CAPEX costs are considerable and require significant grid resources. b. The "fleet depot" use case for LCV (Light commercial vehicles) focused initially on Level 2 AC charging systems to overnight charge fleet vehicles such as deliver vans. As fleet operators evolve "mid route" DCFC assets may be added to complement the fleet charging assets. Fleet adopters will likely choose the Level 2 overnight charge to begin with as it minimizes CAPEX costs, which will be strained by CAPEX fleet conversion spend c. Secondary areas of focus will include Retail and destination charging applications- shopping malls, sports arenas, and movie theatres. These solutions will be a combination of Level 2 & Level 3 assets and will evolve over time. Workplace charging applications- these will likely be private non-networked assets and will likely be AC level 2, as charging times will mirror a standard work day eliminating the need for DCFC solutions. d. Asset Management Software- Enterprise level software solutions to manage installed assets globally on a 24/7 support basis. Monitor performance, reliability, and costs on a real time basis. Provide clients with visibility into their investments to optimize performance and improve reliability. Support data driven solutions. Solution B- Microgrid Solutions – Diesel Offset Project Focus- IN DEVELOPMENT & NOT COMMERCIAL - FUNDS WILL BE USED TO COMPLETE AND COMMERCIALIZE 1. Leveraging common infrastructure solutions developed concurrently with the EV Charging solution package including Transformers, Medium and Low voltage switchgear power controls, battery energy storage and renewables- Indie will focus on developing microgrid solutions on a project basis to support diesel offset projects on a global basis. a. Remote community support projects to reduce dependence on diesel fuels to generate power. b. Oil & Gas applications – reduce uptime of diesel generators and reduce carbon footprint c. Mining and Other remote site applications- provide primary power or reduce reliance on diesel generating assets Our Niche- IN DEVELOPMENT & NOT COMMERCIAL - FUNDS WILL BE USED TO COMPLETE AND COMMERCIALIZE 1. Indie will implement the following innovative solutions to gain an

advantage on the current competition: a. Integrated Software management solution that will be customized to the E-Mobility- EV Charging Space that will allow asset owners to optimize their assets and implement data driven solution. b. Additional Software capability to service Oil & Gas, Renewables, Smart Cities and Water & Wastewater Applications on a global 24/7 365 basis c. A single drop integrated hardware Fast charging solution that will be connected and monitored in real time. All major components are provided by Tier 1 suppliers. Ease of installation reliability and serviceability will be the cornerstones of the system d. An integrated Level 2 AC solution tailored to the Fleet charging market. Supported and monitored in real time. e. An integrated Microgrid solution that incorporates battery energy storage and renewables. The system will be supported by Indie's Integrated Software management solution. It will be an optimized and intelligent solution for energy management and monitored on a 24/7 365 basis. The system will be modular, scalable and customizable for clients on a project to project basis.

WE DO NOT CURRENTLY DISTRIBUTE PRODUCTS. In the future, we plan to make direct sales to government and other end users of the charging infrastructure. Alternately we plan to sell to EPCM companies, charge point operators engineering firms, project developers and system integrators of E-Mobility and MicroGrid Solutions. For Level 2 AC Chargers and other related low-dollar products we might function as a distributor, in certain limited cases.

Competition

The Company's primary competitors are EV Charging space competitors include: EVBox, Tritium, BTC Power, EfaceC. Integrated large company players include: Delta, PhiHong, ABB, Siemens, and Leviton.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of EV charging technology, particularly Level 2 AC Chargers and Level 3 DC Fast Chargers. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation. Our Niche- 1. Indie will implement the following innovative solutions to gain an advantage on the current competition: a. Integrated Software management solution that will be customized to the E-Mobility- EV Charging Space that will allow asset owners to optimize their assets and implement data driven solution. b. Additional Software capability to service Oil & Gas, Renewables, Smart Cities and Water & Wastewater Applications on a global 24/7 365 basis c. A single drop integrated hardware Fast charging solution that will be connected and monitored in real time. All major components are provided by Tier 1 suppliers. Ease of installation reliability and serviceability will be the cornerstones of the system d. An integrated Level 2 AC solution tailored to the Fleet charging market. Supported and monitored in real time. e. An integrated Microgrid solution that incorporates battery energy storage and renewables. The system will be supported by Indie's Integrated Software management solution. It will be an optimized and intelligent solution for energy management and monitored on a 24/7 365 basis. The system will be modular, scalable and customizable for clients on a project to project basis.

Supply Chain and Customer Base

Raw materials essential to our businesses are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources. However, due to COVID 19 and disturbances in global supply chains, lead times have been significantly negatively impacted and have shown only minor signs of improvement. It is not known when this condition might change. All competitors in this industry are exposed to the same risk. We have successfully identified the materials necessary to meet our requirements and we are currently negotiating product details, quantities, warranties, lead times and pricing. We anticipate short-term imbalances between supply and demand, but generally expect to pay slightly higher prices than those historically paid. Additional Suppliers may need to be engaged as engineering designs and bill of materials are finalized. The suppliers selected were chosen because of: 1. Prior Experience 2. Global Footprint 3. Reputation for quality products 4. Acceptance as "Tier 1 " suppliers 5. Longevity in the market 6. Ability to scale Other suppliers are available in the market, in the event that any supplier relationships are placed in jeopardy.

WE ARE PRE-COMMERCIAL - NO CURRENT CUSTOMERS. FUTURE CUSTOMERS MIGHT INCLUDE GOVERNMENT AGENCIES,CHARGE POINT OPERATORS, RETAIL STORES, EPC FIRMS, ENGINEERING FIRMS, PROJECT DEVELOPERS

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
8076797	ENERGY TRANSFER CIRCUIT AND METHOD	Patent 8,076,797 (Energy Transfer Circuit and Method) is a method of managing energy from multiple sources at different voltages to and from a load. This is a fundamental method of blending and optimizing energy and the first patent filed for energy management.	May 14, 2009	December 13, 2011	USA

8981710	ENERGY MANAGEMENT SYSTEM	Patent 8,981,710 (Energy management System 1) is a patent covering both apparatus and logic for managing and optimizing multiple energy sources and loads. This covers various switching topologies (one or two switch, synchronous or asynchronous, buck or boost).	September 20, 2010	March 17, 2015	USA

| 8564247 | CELL MANAGEMENT SYSTEM | Patent 8,564,247 (Cell Management System) is a method to actively manage battery cells or modules by re-allocating energy between individual cells or modules. Management notes the value in traditional battery management is dependent on the cost of switches coming down further as it requires a switch on every cell or module to be balanced. Management further notes the patent could have value on "high value" projects such as battery packs involved in aerospace missions as this saves energy by "recycling energy from cells with higher voltage rather than "burning it off" as is the present practice used to balance cells. | October 8, 2012 | October 22, 2013 | USA |

9812949	POLY-PHASE INVERTER WITH INDEPENDENT PHASE CONTROL	Patent 9,812,949 (Poly-phase Inverter with Independent Phase Control) is a method to balance two or three electrical phases. The patent was utilized for the 2 phase system installed in Yellowstone National Park ("Yellowstone Project"), US, that was islanded and not grid-tied. IPS must commercialize the design in order to be grid-tied and will upgrade to 3rd phase at the same time.	October 10, 2013	November 7, 2017	USA
9223372	ENERGY MANAGEMENT SYSTEM	Patent 9,223,372 (Energy management System 2) is a system and logical operation for such system that manages the flow of energy between multiple sources and a load(s). This was a divisional of Patent 8,981,710 and addresses a slightly different platform such as a hybrid battery pack (such as two or more different batteries that can be different voltages).	March 16, 2015	December 29, 2015	USA

Governmental/Regulatory Approval and Compliance

In the future, federal state or local governments could move to standardize or modify EV infrastructure, payment methods, terms of use or rate paying schemes, engineering or safety systems. Indie Power Systems actively monitors the market place for potential changes to the

standards and norms of the EV charging industry. Indie Power Systems is not currently aware of any proposed significant changes. Changes to the Bipartisan Infrastructure Legislation or similar legislation related to EV charging or E-mobility, including tax incentives, could have a negative or positive impact to Indie Power Systems business potential. Such laws and regulations are subject to change from time to time. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 35002 Cooper Road, Brookshire, TX 77423.

The Company conducts business in Texas.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees *	31%	$15,500	3.25%	$164,000
Campaign marketing expenses or related reimbursement	2.00%	$1,000	1.00%	$50,000
Estimated Attorney Fees	4.00%	$2,000	1.00%	$50,000
Estimated Accountant/Auditor Fees	0.00%	$0	1.00%	$50,000
General Marketing	0.00%	$0	14.4%	$718,000
Research and Development	0.00%	$0	12.00%	$600,000
Manufacturing	0.00%	$0	6.00%	$300,000
Equipment Purchases	0.00%	$0	23.00%	$1,150,000

Future Wages	0.00%	$0	20.00%	$1,000,000
Accrued Wages	0.00%	$0	1.00%	$50,000
Accrued expenses of managers, officers, directors or employees	0.00%	$0	1.00%	$50,000
Repayment of Debt	0.00%	$0	3.30%	$165,000
Repayment of obligations in arrears	0.00%	$0	2.00%	$100,000
General Working Capital	63.00%	$31500	11.05%	$553,000
Total	**100.00%**	**$50,000**	**100.00%**	**$5,000,000**

* The Intermediary Fees will receive three percent (3%) cash of the amount raised in the Offering, a $14,000 one-time administrative and compliance consulting fee, one percent (1%) of Common shares sold in the Offering (deliverable at closing) and a $2,000.00 monthly maintenance fee in connection with the Offering.

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.
The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Use of Funds may change as conditions in the market change. Major areas of spend Marketing, R&D, Manufacturing, Equipment, Future Wages, and Working Capital will remain the majority of spend but may fluctuate with business needs and will be at the discretion of management.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors & Officers

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Bern Leonard

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO & Director - February 4, 2022 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Sales Executive, National Heat Treat, LLC (April 2020 - January 2021): responsible for Executive Account Management, Sales & marketing to key accounts. Planning & Forecasting for Business

Development General Manager, Tally Energy Services (August 2018 - April 2020): Oversaw facility, Engineering, Manufacturing, Repair & Maintenance, Quality Management Program and Safety Systems Director, Energy Capital Credit Union (March 2018 - April 2020)

Education

University of Calgary, MBA (2001 - 2003)

Name

Zayn Kalyan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director: March 2, 2021 - Present
President: March 2, 2021 to April 27, 2022
Secretary: March 2, 2021 to April 27, 2022
Treasurer: March 2, 2021 to April 27, 2022

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- Infinity Stone Ventures Corp.
Director July 12/21 – present
CEO July 12/21 - present
Tracker Ventures Corp. prior to Infinity Stone, director from Jan 17, 2018 – July 12, 2021,

- Hemptown Organics Corp.
Director Jan 29/21 – present
Corp Secretary Jan 21/20 - present

- Solex Ventures Corp.
Director July 30/2019 - present

- Indie Power Storage Corp.
Director Feb 10/21 - present

- Altaverse Technologies Corp.
Director December 1, 2020 – present
CFO Dec 1/2020 – Jan 11/2021

MAC Evolution Inc.
Director May 19, 2019 – present
President May 9, 2019 – present

MEVU Blockchain Technologies Corp.
Director May 25, 2021
CFO May 25, 2021 – June 22, 2021

Nexco Resources Inc.
Director May 16, 2018 – present

Planetary Capital Corp.
Director Oct 5, 2021 – present
CEO Oct 5, 2021 – present

Supernova Ventures Corp.
Sept 10, 2021 – present
CEO Sept 10, 2021

Altus Capital Partners Inc.
Investment Banking Jan 2018 – present
Blackice Enterprise Risk Management
CTO June 2012 – Jan 2018

Edge Total Intelligence Inc. (formerly Aphelion Capital Corp.) director from Jan 10, 2019 – present

Education
Simon Fraser University - Bachelor of Arts, 2014

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employees in Texas.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Bern Leonard	Employment agreement	August 1, 2021	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Shares of Common Stock
Amount outstanding	15,000,000
Voting Rights	One vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	If/when the Company issues more Shares of Common Stock, the Securities issued pursuant to Regulation CF will be diluted.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%
Difference between these securities and the Securities issued pursuant to Regulation CF	These are the same securities as those being issued pursuant to Regulation CF

The Company has the following debt outstanding:

Type of debt	Inter-company loan
Name of creditor	Indie Power Storage Corp.
Amount outstanding	$1,039,504.00
Interest rate and payment schedule	No specified terms of repayment or interest rate. Loans are not expected to be repaid to the parent company.
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	None
Other material terms	N/A

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $15,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The Company's 15,000,000 common shares outstanding are wholly owned by Indie Power Storage Corp ("IPS BC"), a BC Canada corporation. IPS BC is broadly held amongst 75+ shareholders.

IPS BC has fully funded the Company's operations to date through advances of cash, which originated from equity financings conducted in Canada.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Indie Power Storage Corp.	100.0%

Following the Offering, the Purchasers will own 0.067% of the Company if the Minimum Amount is raised and 25.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company has funded operations to date with cash advances from Indie Power Storage Corp, amounting to $1,039,504 as of October 31, 2021. Following the Offering, we should have enough liquidity to execute our business plan until December 31, 2022. We plan on delivering a commercial EV Charging Hardware + Software solution to the market in Q1-2023. Our significant challenges are developing and marketing a viable product in a competitive environment and sourcing consistent third party manufacturers to ensure we have sufficient quantities of our product when necessary. Global supply chains continue to be a concern. Rising interest rates, high inflation and threat of another global pandemic are all threats to our ability to deliver on our proposed business plan. We expect to see increased delivery times for key products, increased labor costs and to pay higher prices for all goods and services that we procure.

Key Business Objectives: 1. Complete front end design, prototype and test EV charging solutions 2. Deliver Commercial EV Charging platform . Hardware plus software solution. 3. Increase IPS brand awareness 4. Successfully field beta test of Indie Products 5. Develop key customer relationships and achieve first sales 6. Establish service repair and maintenance contracts Key Tasks: 1. Finalize supplier agreements- price, quantity, lead times, quality, service and support 2. Onboard key staff positions- Sales & Marketing, Business Development, IT, Operations and Engineering 3. Identify and build out of Indie Global Operation Center in Houston 4. Identify and Install ERP system

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $2,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company has the following sources of capital in addition to the proceeds from the Offering: To date, 100% of the Company's funding has come from advances from Indie Power Storage Corp, which owns 100% of the outstanding common shares of the Company prior to the launch of the Regulation CF offering. The advances have no terms of repayment, and are not expected to be repaid to the parent company.

Capital Expenditures and Other Obligations

The Company does intend to make any material capital expenditures in the future. PLEASE CONSULT USE OF PROCEEDS TABLE ABOVE FOR REFERENCE

Indie Power Storage Corp, the parent company, has entered into a letter of intent ("LOI") with a Canadian Capital Pool Company to become acquired and complete a public listing on the TSX Venture Exchange. There is no guarantee that a definitive agreement will be executed and no guarantee that the parent company will complete the public listing.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment.   Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 5,000,000 of Shares of Common Stock for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by January 15, 2023 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"), by making a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Enterprise Bank until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until forty-eight (48) hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be canceled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The Company determined the price based on prior recent financings conducted by its parent company (the "Parent"), Indie Power Storage Corp, which owns 100% of the 15,000,000 common shares of IPS Systems Inc. The Parent company acts as a holding company and has no business operations other than general corporate administration and raising capital for the purposes of advancing funds to IPS Systems Inc to fund its operations in the USA, as well as for general corporate purposes.

The minimum amount that a Purchaser may invest in the Offering is $1000.00.

The Offering is being made through DealMaker, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

Three percent (3.0%) in cash of the amount raised in the Offering.

Stock, Warrants and Other Compensation

$14,000 one-time administrative and compliance consulting services, one percent (1%) of Common shares sold in the Offering (deliverable at closing), and $2,000 monthly maintenance fee.

Transfer Agent and Registrar

The transfer agent and registrar for the Securities is Endeavor Trust Company.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 75,000,000 shares of common stock, par value $0.001000 per share, of which 15,010,000 common shares will be issued and outstanding.

Voting and Other Rights

Holders of basic common stock have one vote per share and may vote to elect the board of directors and on matters of corporate policy. Although shareholders have a vote, given the concentration of ownership by the founders and management, your vote will not in all likelihood have a meaningful impact on corporate matters. Common shareholders are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders and have been paid in full in accordance with the terms of their instruments.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does not intend to issue dividends in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities have the following voting rights: one vote per share

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Shares of Common Stock.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH

TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Property, Goods or Services

Related Person/Entity	Steve Tolen
Relationship to the Company	Former Director
Total amount of money involved	$75,000.00
Benefits or compensation received by related person	As part of the asset purchase agreement, shareholders of IPS DE ultimately received, on a pro-rata basis based on 16,500,000, shares of Indie Power Storage .Corp. Steve Tolen's allocation of the 16.5M shares is 3,617,144 common shares of Indie Power Storage Corp.
Benefits or compensation received by Company	IPS DE sold assets, and transferred $293,152 of select liabilities, to IPS Systems Inc. and its parent company Indie Power Storage Corp. in consideration for 16,500,000 common shares.
Description of the transaction	The Company's acquired the assets (physical assets and parents) of Indie Power Systems Inc ("IPS DE"), which was founded by Steve Tolen, the former CEO and Director of the Company.

Securities

Related Person/Entity	Zayn Kalyan
Relationship to the Company	Director
Total amount of money involved	$22,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	Zayn Kalyan subscribed for the common shares of Indie Power Storage Corp for a total of $22,000 CAD cash.
Description of the transaction	Zayn Kalyan, through a company he has control over, subscribed for 2,000,000 founders shares at $0.001 per common share of Indie Power Storage Corp., as well as 1,000,000 common shares at $0.02 CAD per common share.

Rent

Related Person/Entity	Michael Townsend
Relationship to the Company	President and Director of the Parent Company
Total amount of money involved	$2,500.00
Benefits or compensation received by related person	Altus Capital Partners Inc. receives $2,500 per month for rent, as of June, 2022
Benefits or compensation received by Company	
Description of the transaction	The parent company, Indie Power Storage Corp., rents office space from Altus Capital Partners Inc., which is a company wholly owned by a Director of the parent company. There is not set term for the office rent, and payments are made on a month-to-month basis for approximately $2,500 CAD per month.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Zayn Kalyan and Bern Leonard
Relationship to the Company	Director and CEO/Director
Total amount of money involved	$23,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	$23,000 CAD investment in Indie Power Storage Corp.
Description of the transaction	Bern Leonard and Zayn Kalyan own equity in Indie Power Storage Corp. Zayn Kalyan also charges consulting fees to Indie Power Storage Corp.

Related Person/Entity	Zayn Kalyan
Relationship to the Company	Director
Total amount of money involved	-$5,000.00
Benefits or compensation received by related person	$5,000 (plus GST) monthly consulting fees.
Benefits or compensation received by Company	
Description of the transaction	Zayn Kalyan charges consulting fees to Indie Power Storage Corp for his management services provided on an ongoing basis.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Bern Leonard
_____
(Signature)

Bern Leonard
_____
(Name)

CEO, Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Bern Leonard
_____
(Signature)

Bern Leonard
_____
(Name)

CEO
_____
(Title)

9/13/22
_____
(Date)

/s/Zayn Kalyan
_____
(Signature)

Zayn Kalyan
_____
(Name)

Director
_____
(Title)

10/27/22
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Video Transcript
Exhibit C	Subscription Agreement
Exhibit D	Business Plan

EXHIBIT A

Financial Statements

IPS SYSTEMS INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED OCTOBER 31, 2021

(Expressed in U.S. dollars)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of IPS Systems, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of IPS Systems, Inc. (the "Company") as of October 31, 2021, the related statement of operations, stockholders' equity (deficit), and cash flows for the period March 2, 2021 (Inception) through October 31, 2021 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2021, and the results of its operations and its cash flows for the period March 2, 2021 (Inception) through October 31, 2021, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S BF Borgers CPA PC
BF Borgers CPA PC

We have served as the Company's auditor since 2022
Lakewood, CO
April 29, 2022

IPS SYSTEMS INC.
Statement of Balance Sheet
As at October 31, 2021
(Expressed in U.S. dollars)

	Note	2021
		$
Assets		
Current assets		
Cash		2,908
Prepaids and other current assets		10,365
		13,273
Non-current assets		
Equipment	7	26,147
Right-of-use asset	6a	369,856
Intangible assets	8	896,110
Deposits		23,346
Total assets		1,328,732
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities		336,169
Operating lease liabilities - current	6b	58,274
		394,443
Non-current Liabilities		
Operating lease liabilities – non-current	6b	333,811
Due to Indie Power Storage Corp.	5	1,039,504
Total liabilities		1,767,758
Stockholders' deficiency		
Capital stock		
Authorized – 100 common shares, no par value		
Issued and outstanding – 100 common shares	4	100
Accumulated deficit		(439,126)
Total stockholders' deficiency		(439,026)
Total liabilities and stockholders' deficiency		1,328,732

Nature of operations and going concern (Note 1)

Approved and authorized for issuance on behalf of the Board of Directors on April 29, 2022 by:

/s/ Zayn Kalyan   /s/ Michael Townsend

Director   President, Director

See accompanying notes to these financial statements.

2

IPS SYSTEMS INC.
Statement of Loss and Comprehensive Loss
For the Period from the Date of Incorporation on March 2, 2021 to October 31, 2021
(Expressed in U.S. dollars)

	Notes	$
Expenses		
Research and development		44,121
Depreciation and amortization	6a, 7, 8	31,569
Office and miscellaneous		10,074
Travel		22,441
Conferences		9,575
Salaries and benefits	5	136,810
Consulting		85,000
Marketing		72,881
Interest	6b	19,854
Property tax	6	6,801
Total net loss and comprehensive loss for the period		(439,126)
Basic and diluted loss per share		(4,391.26)
Weighted average shares outstanding, basic and diluted		100

IPS SYSTEMS INC.
Statement of Changes Stockholders' Deficit
For the Period from the Date of Incorporation on March 2, 2021 to October 31, 2021
(Expressed in U.S. dollars)

	Number of shares issued	Capital Stock	Accumulated Deficit	Stockholders' deficit
		$	$	$
Balances, March 2, 2021 (inception)	100	100	-	100
Net loss for the period	-	-	(439,126)	(439,126)
Balance, October 31, 2021	**100**	**100**	**(439,126)**	**(439,026)**

See accompanying notes to these financial statements.

4

IPS SYSTEMS INC.
Statement of Cash Flows
For the Period from the Date of Incorporation on March 2, 2021 to October 31, 2021
(Expressed in U.S. dollars)

	$
Operating activities	
Net loss for the period	(439,126)
Accrued interest	19,854
Depreciation and amortization	31,569
Changes in non-cash working capital:	
Prepaid and other current assets	(33,711)
Accounts payable and accrued liabilities	159,442
Lease liabilities	(20,861)
Net cash used in operating activities	(282,833)
Financing activities	
Shares issued for cash	100
Advances received from Indie Power Storage Corp.	402,066
Repayment of notes payable	(116,425)
Net cash provided by financing activities	285,741
Increase in cash	2,908
Cash, beginning of the period	-
Cash, ending of the period	2,908

See accompanying notes to these financial statements.

IPS SYSTEMS INC.
Notes to Financial Statements
For the Period from the Date of Incorporation on March 2, 2021 to October 31, 2021
(Expressed in U.S. dollars)

1. NATURE OF OPERATIONS

IPS Systems Inc. (the "Company" or "IPS NV") was incorporated under the laws of Nevada on March 2, 2021. The company is wholly owned by Indie Power Storage Corp., a British Columbia, Canada corporation.

The Company was created to leverage new patented technology to deliver lower-cost energy storage, energy disbursement, and to optimize energy from the grid and/or any number of additional sources. The company is also specifically focused on the development and commercialization of electric vehicle (EV) charging products, leveraging the patents acquired through an asset purchase agreement (Note 8).

The Company's registered office is located at 7800 Rancharrah Pkwy, Reno, Nevada, 89511-7586.

In March 2020, the World Health Organization declared a global pandemic related to the virus known as COVID-19. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It has also disrupted the normal operations of many businesses. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or results of operations at this time.

2. RECENT ACCOUNTING PRONOUNCEMENTS

In December 2019, the FASB issued ASU 201912, Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes. ASU 201912 removes certain exceptions for investments, intraperiod allocations and interim calculations, and adds guidance to reduce complexity in accounting for income taxes. ASU 201912 is effective for annual and interim periods beginning after December 15, 2020. Early adoption is permitted. Adoption this ASU did not have a significant impact on the Company's financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the financial position, statements of operations and cash flows.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are expressed in U.S. dollars, which is also the Company's functional currency. The Company's fiscal year end is October 31.

These financial statements include only the standalone accounts of IPS Systems Inc. and therefore exclude the accounts of Indie Power Storage Corp. ("IPS BC"), which owns 100% of the shares of the Company. The Company's intercompany accounts, which consist of cash advances from IPS BC., have not been eliminated.

These financial statements have been prepared assuming that the Company will continue as a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Since inception, the Company has been dependent on Indie Power Storage Corp. for intercompany cash advances to fund operations. As of October 31, 2021, the Company had cash and cash equivalents of $2,908, a working capital deficit of $381,170, a net loss of $439,126 for the period ended October 31, 2021, and a deficit of $439,126.

IPS SYSTEMS INC.
Notes to Financial Statements
For the Period from the Date of Incorporation on March 2, 2021 to October 31, 2021
(Expressed in U.S. dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

During the period ended October 31, 2021, the Company had cash outflows from operating activities of $282,833 and cash inflow from financing activities of $285,741. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due. Since inception, the Company has incurred losses from operations and has not generated positive cash flow from operations. Although the Company has raised funds in the past, there can be no assurance the Company will be able to secure sufficient debt or equity financing for its working capital and expansion activities, in which case the Company may be unable to meet its obligations as they come due in the normal course of business. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable level of operations. The current cash resources are not adequate to pay the Company's current liabilities and to meet its minimum commitments at the date of these financial statements; accordingly, there is significant doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the amounts or classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

Property and equipment

Property and equipment is recorded at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of plant and equipment includes its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated shutdown and restoration costs associated with dismantling and removing the asset. The Company's threshold for capitalizing property and equipment is $2,500.

Depreciation is provided at rates calculated to write off the cost of plant and equipment, less their estimated residual value, using the straight-line method or unit-of-production method over their expected useful lives. Should the asset life, depletion rates, or amortization rates differ from the initial estimate, an adjustment would be made in the statement of income (loss) on a prospective basis.

An item of equipment is derecognized upon disposal, when held for sale or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal, determined as the difference between the net disposal proceeds and the carrying value of the asset, is recognized in profit or loss in the statement of comprehensive loss. Estimates of residual values and useful lives are reassessed annually and any change in estimate is taken into account in the determination of remaining depreciation charges. Depreciation commences on the date when the asset is available for use.

Intangible assets

Intangible assets acquired are measured on initial recognition at cost, while the cost of intangible assets acquired in a business combination is initially recorded at their fair values as at the date of acquisition.

An intangible asset is derecognized on disposal or when no future economic benefits are expected from use or disposal. Any gain or loss arising from the derecognition of an intangible asset is measured as the difference between the net disposal proceeds and the carrying amount of the asset and is recognized in profit or loss.

The useful life of the Company's patents are finite and cease upon the expiry of the underlying patents.

Income taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with ASC 740, "Income Taxes", which requires the use of the asset/liability method of accounting for income taxes.

IPS SYSTEMS INC.
Notes to Financial Statements
For the Period from the Date of Incorporation on March 2, 2021 to October 31, 2021
(Expressed in U.S. dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, and for tax losses and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides for deferred taxes for the estimated future tax effects attributable to temporary differences and carryforwards when realization is more likely than not.

Basic and diluted net loss per share

The Company computes net income (loss) per share in accordance with ASC 260, "Earnings per Share". ASC 260 requires presentation of both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method using the if converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excluded all dilutive potential shares if their effect is antidilutive.

Fair value measurements

The Company accounts for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. We categorize each of our fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 – inputs are based upon unadjusted quoted prices for identical instruments in active markets.

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, credit spreads, foreign exchange rates, and forward and spot prices for currencies.

Level 3 – inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models. The Company's Level 3 assets and liabilities include intangible assets, when they are recorded at fair value due to an impairment charge. Unobservable inputs used in the models are significant to the fair values of the assets and liabilities.

Use of estimates and assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from these estimates.

IPS SYSTEMS INC.
Notes to Financial Statements
For the Period from the Date of Incorporation on March 2, 2021 to October 31, 2021
(Expressed in U.S. dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Lease accounting

Under ASC 842, leases are separated into two classifications: operating leases and financial leases. Lease classification under ASC 842 is relatively similar to ASC 840. For a lease to be classified as a finance lease, it must meet one of the five finance lease criteria: (1) transference of title/ownership to the lessee, (2) purchase option, (3) lease term for major part of the remaining economic life of the asset, (4) present value represents substantially all of the fair value of the asset, and (5) asset specialization. Any lease that does not meet these criteria is classified as an operating lease. ASC 842 requires all leases to be recognized on the Company's balance sheet. Specifically, for operating leases, the Company recognize a right-of-use asset and a corresponding lease liability upon lease commitment.

4. SHARE CAPITAL

a) Authorized Share Capital

100 common shares, without par value.

b) Issued and outstanding

On March 2, 2021, the Company issued 100 common shares to Indie Power Storage Corp. ("IPSC"), the sole shareholder of the Company.

5. RELATED PARTY TRANSACTIONS

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company.

During the period from the date of incorporation on March 2, 2021 to October 31, 2021, the Company paid or accrued salaries and benefits of $71,944 to certain officers and directors of the Company. The Company also paid or accrued $85,000 of consulting fees to certain officers and directors of the Company during the same period.

Related party balances

As of October 31, 2021, the Company has a balance outstanding to IPSC in the amount of $1,039,504. This balance is non-interest bearing, unsecured and has no specified terms of repayment.

6. OPERATING LEASES

a) Right-of-use assets

	Office space $
As of March 2, 2021	-
Additions	393,092
Amortization	(23,236)
As of October 31, 2021	369,856

IPS SYSTEMS INC.
Notes to Financial Statements
For the Period from the Date of Incorporation on March 2, 2021 to October 31, 2021
(Expressed in U.S. dollars)

6. OPERATING LEASES (continued)

b) Operating lease liabilities

	Office space $
As of March 2, 2021	-
Additions	393,092
Interest accretion	19,854
Lease payments	(20,861)
As of October 31, 2021	392,085
Operating lease liabilities as of October 31, 2021	**$**
Current operating lease liabilities	58,274
Non-current operating lease liabilities	333,811

On July 6, 2021, the Company entered into a lease agreement to establish USA headquarters in Plano, Texas. The period of the lease is June 15, 2021 to August 31, 2026. Pursuant to this lease agreement, the Company was obligated to pay a monthly base rent of $6,860 in 2021, gradually increasing by approximately 3% each year until 2026. Additionally, the Company is obligated to pay monthly operating expenses of $1,577 (increasing 2.4% annually) and monthly estimated taxes of $1,577.

Supplemental cash flow information related to operating leases was as follows:

Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$	20,861
Right-of-use assets obtained in exchange for lease obligations:		
Operating leases	$	393,092
Weighted-average remaining lease term – operating leases		4.84 years
Weighted-average discount rate – operating leases		12%

The discount rate of 12% was determined by the Company as the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.

Maturities of lease liabilities were as follows:

Year Ending October 31		Operating Leases
2022	$	102,227
2023		105,179
2024		108,217
2025		111,344
2026		95,103
Total lease payments	$	522,070
Less imputed interest		(129,985)
Total	$	392,085
Less current portion		(58,274)
Long term portion	$	333,811

IPS SYSTEMS INC.
Notes to Financial Statements
For the Period from the Date of Incorporation on March 2, 2021 to October 31, 2021
(Expressed in U.S. dollars)

7. Equipment

Cost	Equipment $
As of March 2, 2021	-
Additions	26,590
As of October 31, 2021	**26,590**

Accumulated depreciation	Equipment $
As of March 2, 2021	-
Depreciation	443
As of October 31, 2021	**443**

As of March 2, 2021	-
As of October 31, 2021	**26,147**

Equipment additions for the period ended October 31, 2021 consists of equipment acquired through the closing of the asset purchase agreement (Note 8).

8. INTANGIBLE ASSETS

a) Asset purchase agreement

On September 7, 2021, IPSC and the Company entered into an asset purchase agreement ("APA") with Indie Power Systems Inc. ("IPS DE") to acquire IPS DE's patents, various equipment and certain liabilities included in trade payables, convertible loans payable and loans payable. As consideration for the net assets acquired, IPSC issued 16,500,000 common shares of IPSC and cash payment of $75,000. The cash consideration was advanced in multiple tranches throughout fiscal year 2020 and 2021 prior to closing of the transaction. The closing date of the asset purchase agreement was effective on October 29, 2021, the date all parties agreed the terms of the APA were satisfied.

IPS SYSTEMS INC.
Notes to Financial Statements
For the Period from the Date of Incorporation on March 2, 2021 to October 31, 2021
(Expressed in U.S. dollars)

8. INTANGIBLE ASSETS (continued)

The carrying value of net assets transferred to IPS DE to IPS NV and consideration provided were as follows:

Consideration provided		
Common shares issued by Indie Power Storage Corp.	$	562,438
Cash		75,000
TOTAL	**$**	**637,438**
Assets assumed:		
Patents	$	904,000
Equipment		26,590
Liabilities assumed:		
Trade and other payables		(204,850)
Secured notes payable		(88,302)
Net assets transferred	**$**	**637,438**

During the period ended October 31, 2021, the Company made several repayments against the liabilities assumed. The assumed liabilities outstanding as of October 31, 2021 are as follows:

Liabilities assumed, outstanding:		
Trade and other payables		(198,329)
Secured notes payable		-
Total liabilities assumed, outstanding	**$**	**(198,329)**

b) Intangible asset continuity

Intangible assets as of October 31, 2021 and 2020 were as follows:

		Patents
As of March 2, 2021	$	-
Additions		904,000
As of October 31, 2021	**$**	**904,000**

IPS SYSTEMS INC.
Notes to Financial Statements
For the Period from the Date of Incorporation on March 2, 2021 to October 31, 2021
(Expressed in U.S. dollars)

8. INTANGIBLE ASSETS (continued)

Accumulated amortization		Patents
As of March 2, 2021	$	-
Amortization		7,890
As of October 31, 2021	**$**	**7,890**
Net book value as of October 31, 2021	**$**	**896,110**

Patents have been determined to have a finite useful life equal to the time between each patent's date of acquisition and expiry date. During the period ended October 31, 2021, all patents held by the Company were acquired through the asset purchase agreement (Note 8a).

9. FINANCIAL INSTRUMENTS

a) Fair value

At October 31, 2021, the Company's financial assets measured at fair value consist of cash in the amount of $2,908.

b) Financial and industry risk management

The Company is exposed to various risks in relation to financial instruments. The Company's risk management is coordinated in close cooperation with the board of directors and focuses on actively securing the Company's short to medium-term cash flows and raising finances for the Company's capital expenditure program. The Company does not actively engage in the trading of financial assets for speculative purposes. The most significant financial risks to which the Company is exposed are described below.

Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfil its payment obligations. The Company limits its exposure to credit loss for cash by placing its cash with high quality financial institutions. The credit risk for cash is considered negligible since the counterparties are reputable banks with high quality external credit ratings.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures, as far as reasonably possible, that it will have sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company's holdings of cash. The Company has working capital deficit of $381,170 as of October 31, 2021.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as they are denominated in currencies that differ from the respective functional currency. The Company's functional currency is the US dollar. There are no current assets held in other currencies and therefore the foreign exchange risk is assessed as low.

IPS SYSTEMS INC.
Notes to Financial Statements
For the Period from the Date of Incorporation on March 2, 2021 to October 31, 2021
(Expressed in U.S. dollars)

9. FINANCIAL INSTRUMENTS (continued)

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Interests on the Company's convertible loans and loans payable are based on fixed rates, and as such, the Company is not exposed to significant interest rate risk.

Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in market prices. The value of the financial instruments can be affected by changes in equity and commodity prices. The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favourable prices.

10. CAPITAL DISCLOSURES

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development and expansion of its business and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares or debt, dispose of assets, or adjust the amount of cash and cash equivalents. There can be no assurance that the Company will be able to obtain debt or equity capital in the case of operating cash deficits.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company does not pay out dividends in order to conserve cash reserves and to maximize ongoing development efforts. The Company's share capital is not subject to external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future.

11. INCOME TAXES

	2021 $
Net loss for the period (before income taxes)	(439,126)
Federal and state tax rate	21%
Expected income recovery	(92,000)
Change in valuation allowance	92,000
Income tax recovery	-

IPS SYSTEMS INC.
Notes to Financial Statements
For the Period from the Date of Incorporation on March 2, 2021 to October 31, 2021
(Expressed in U.S. dollars)

11. INCOME TAXES (continued)

The tax effects of the temporary differences that gave rise to deferred taxes were as follows:

	2021 $
Deferred tax assets:	
Net operating loss carryforwards	86,000
Operating lease liabilities	82,000
Other	2,000
	170,000
Less: Valuation allowance	(92,000)
	78,000
Deferred tax liabilities:	
Right-of-use asset	(78,000)
Net deferred tax assets	-

The Company records a valuation allowance if, based on the weight of all available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. As of October 31, 2021, the Company has determined that a full valuation allowance was necessary against its net deferred tax assets.

11. SUBSEQUENT EVENTS

Subsequent to October 31, 2021, the Company amended its authorized shares by: by: (i) changing the par value of the its authorized common shares from no par value to $0.001; and (ii) increasing the authorized number of common shares from 100 to 75,000,000.

EXHIBIT B

Video Transcript



VIDEO SCRIPT

CLIENT: Indie Power Storage Corp. – full length

DATE: February 3, 2022

LENGTH: 2 minutes

VIDEO	AUDIO
Open on quick cuts: Declaration of Independence Super : **INDEPENDENCE** Little girl riding bike on 2 wheels for first time. Super: **IS** Young man riding electric scooter. Super: **POWERFUL**	(Relevant SFX) VO: It's time to break free from a controlling overlord - the electrical power grid.
Hammer smashing hydro meter. Scissors cutting utility bill. Stock clip of warriors	(Smash!) (Snip!) Freeeeeeeedom!!!!
Clip of mouth moving or person talking.	You with us or what?
Cheesy clip of thumbs up.	Good.
Cut to series of three climate disaster images (fire, flood, tornado)	Because this is all too common these days. Leading to this…
Metropolis brown out Metropolis blackout	And worse.
Various shots	No wonder power is more expensive and less reliable.
Stock footage denoting decentralization. Super: **DECENTRALIZED** Super: **DISTRIBUTED**	The good news is it's also becoming decentralized and more distributed.



Electric zap revealing super: **WHAT DOES THAT MEAN?**	But what does that mean? Glad you asked.
Overhead 2 way street.	The grid is becoming more like a two way street.
Overhead electrical lines, shots of power in use. Time lapse moon and sun crossing sky.	Where instead of one centralized source pushing power out to the masses, now you can stock up when it's cheap and use it when it's expensive.
Pizza shot. Woman eating pizza. Supers: **CHEAP AND TASTY**	Kind of like frozen pizza on sale. Cheap and tasty.
Various electric shots Solar panels, wind turbines.	Whatever you don't gobble up yourself can be sold back to the grid – even the power you generate using solar or wind.
Animation	To start you'll need the right hardware, software and storage.
Animated logo	And most companies do not offer all three in a streamlined solution - unlike these guys.
Various Toyota video shots	They teamed up with Toyota to bring power to an off-grid location. Harnessed the power of the sun and stored it in recycled Camry EV batteries. Ending their dependence on fossil fuels. A huge win for Toyota, Indie Power and the planet. As more Evs hit the roads, the grid will be overwhelmed. Alternative energy will be key.
Close ups of Indie system mockups. Super: **GaN TECHNOLOGY**	We believe Indie Power can supply all the power you and your car need. Generated and stored. Independently.
TAKE **THAT** **YA BIG** **DIRTY** **GRID!**	Take that ya big dirty grid!



Knockout punch

Industrial shot.
Backyard patio lights.

Soft transition to shot of small child walking, holding mom's hand.

Logo – The power of independence
url, etc

From commercial uses to your own backyard, Indie is decentralizing electricity, letting users take charge and save money.

The revolution will be electrified.

Invest in the power of independence.

Learn more at IndiePowersystems.com





EXHIBIT C

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

IPS Systems Inc.
35002 Cooper Road, Brookshire, TX 77423

Ladies and Gentlemen:

The undersigned understands that IPS Systems Inc., a Corporation organized under the laws of Nevada (the "Company"), is offering up to $5,000,000.00 of Units of Common Stock (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated October 27, 2022 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11 a.m. New York time on January 15, 2023, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Enterprise Bank (the "Escrow Agent") from the undersigned by wire transfer, ACH or credit card of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified and by Endeavor Trust Company (the "Transfer Agent"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Nevada, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, DealMaker, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, DealMaker or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, DealMaker nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, DealMaker nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as

an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the State of Texas, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	35002 Cooper Road, Brookshire, TX 77423 E-mail: zayn@altuscapital.ca Attention: Zayn Kalyan,
If to the Purchaser:	E-mail: (Offline Investor) Attention:

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

Indie Power Storage Corp.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Common Shares of Indie Power Storage Corp. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Common Shares**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box is the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Indie Power Storage Corp.

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of Appendix A attached hereto: ☐

OR (ii) The aggregate subscription amount of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months.

Aggregate subscription amount invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (a) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

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EXHIBIT D

Business Plan

Indie Power Systems- 2022/2023 Global Strategic Growth Plan - Summary

CONFIDENTIAL Information

Prepared By:

Bern Leonard

CEO

Executive Summary

Business Description

Indie Power Systems is a Texas based Clean Tech energy firm. We are focused on delivering e-mobility & microgrid infrastructure solutions to the global market; that focus on improving the human-machine interface and overall customer user experience. We are system integrators of leading-edge hardware and software products to optimize EV Charging and microgrid infrastructure. We partner with leading Tier 1 suppliers to deliver innovative solutions to the rapidly growing & evolving e-mobility & microgrid industry.

We strive to develop strategic technical, commercial, and supply chain partnerships to deliver world class solutions for our customers.

E-Mobility

We are focused on two major segments of the EV Charging market- The "On the Go" DC Fast Charge segment and the Fleet operator applications segment: primarily, but not exclusively in the Light Commercial Vehicle space. We will have a minor focus on retail and workplace charging solutions; and will monitor and remain flexible for opportunities inside these two segments.

We do not plan to address the residential charging space. While this is a very large segment, representing perhaps 75% of the global charging market, we believe this segment will be characterized by intense competition, high volume, and low margins. We further believe that other solution providers will be better positioned to address this market.

Key "On the Go" E-Mobility customers will include government agencies at all levels, school districts, charge point operators, convenience stores and pay to park businesses.

"Fleet" customers will include operators of light / medium / heavy duty commercial vehicle including- packages & mail delivery service, repair and maintenance vans and trucks and food delivery.

Microgrid Solutions

Leveraging common infrastructure solutions developed concurrently with the EV Charging solution package including transformers, medium and low voltage switchgear power controls, battery energy storage and renewables- Indie will focus on developing microgrid solutions on a **project basis** to support diesel offset projects on a global basis.

Other Microgrid project applications might include -Demand Charge Reduction, Energy Resiliency and Security, Time Shift & Peak Shaving.

Sales Channels & Development

Sales channels may include direct sale to customer, charge point operators, EPCM companies, engineering firms, project developers and system integrators.

We are currently Pre-revenue.

We have engaged with two Engineering firms to do most of the key product development.

We anticipate commercialization in Q1-Q2 / 2023.

Sales, Operations, Customer Support & IP Development

IPS has a long-term vision of creating an operational facility based in Houston, Texas or surrounding area to house manufacturing, commissioning, and servicing of the IPS brands, function as a command center to support remote monitoring and operations, support distribution and sales channels, and incorporate research and development initiatives, that will allow IPS to stay ahead of competitors in the rapidly evolving EV / Clean Tech market space. IPS currently holds 5 patents related to energy management systems and

independent phase management. It is our intention to implement concepts from these patents into our technology to gain a competitive advantage in the market.

The remainder of this Summary will focus on the E-Mobility opportunity. E-Mobility will be Indie's primary focus and lead product solution. It is important to note that hardware and software solutions developed to support the e-mobility platform are adaptable, on a project-by-project basis to microgrid roll outs. Indie plans to dedicate significant business development and sales resources to exploit microgrid opportunities once E-mobility commercialization is achieved.

Products and Services- Indie Power System - Focus

Solution A- AC&DC Charging

1. Within the AC & DC charging space Indie will focus on:
   a. The "on -the-go" DCFC (Direct Current Fast Charge) use case. This application would typically be found along interstates and major roadways, convenience stores (7-11) or in pay to park lots. Customers typically are looking for a rapid charge (20 minutes) and may avail of other services- food, shopping etc. Prices that customers pay for this service will be a premium based on higher electricity rates and convenience factor. CAPEX costs are considerable and require significant grid resources.
   b. The "fleet depot" use case for LCV (Light commercial vehicles) -M/HDV focused initially on Level 2 AC charging systems to overnight charge fleet vehicles such as deliver vans. As fleet operators evolve "mid route" DCFC assets may be added to complement the fleet charging assets. Fleet adopters will likely choose the Level 2 overnight charge to begin with as it minimizes CAPEX costs, which will be strained by CAPEX fleet conversion spend. Federal and State programs such as TERP (Texas Emissions Reduction Plan) provides significant grants and tax incentives to encourage fleet owners to convert their fleets and invest in the required infrastructure to support the fleet conversion.
   c. Secondary areas of focus will include Retail and destination charging applications- shopping malls, sports arenas, and movie theatres. These solutions will be a combination of Level 2 & Level 3 assets and will evolve over time. Workplace charging applications- these will likely be private non-

networked assets and will likely be AC level 2, as charging times will mirror a standard workday eliminating the need for DCFC solutions.

d. Asset Management Software- Enterprise level software solutions to manage installed assets globally on a 24/7 support basis. Monitor performance, reliability, and costs on a real time basis. Provide clients with visibility into their investments to optimize performance and improve reliability. Support data driven solutions.

Solution B- Microgrid Solutions – Diesel Offset Project Focus

1. Leveraging common infrastructure solutions developed concurrently with the EV Charging solution package including Transformers, Medium and Low voltage switchgear power controls, battery energy storage and renewables- Indie will focus on developing microgrid solutions on a project basis to support diesel offset projects on a global basis.
   a. Remote community support projects to reduce dependence on diesel fuels to generate power.
   b. Oil & Gas applications – reduce both uptime of diesel generators and carbon footprint
   c. Mining and Other remote site applications- provide primary power or reduce reliance on diesel generating assets

Solution C- Enterprise E-Mobility Software Solutions (Software as a Service SaaS)

1. Asset Management Software- Enterprise level software solutions to manage installed assets globally on a 24/7 support basis. Monitor performance, reliability, and costs on a real time basis. Provide clients with visibility into their investments to optimize performance and improve reliability. Support data driven solutions

The Market

Market Context- Key Themes to Watch for:

1. Emerging Themes- Technology and Automation- Fast paced Transition
2. EV Adoption & Growth, Clean Technologies- Improvements, ESG investments, E-Mobility, Electrification, Shared Mobility, Autonomous Driving, not in my back yard (NIMBY) emerging power sources (Hydrogen), decarbonization, Climate change

3. Securing Supply Chain- Impact of COVID
4. Achieving Scale- supply chain and compliance on a global footprint
5. Holistic (enterprise level) software-based approach to asset management that reduces overall TCO for customers- max uptime, ancillary revenues, planned maintenance cycles- optimization
6. Data Driven solutions- data will be key
7. Standardizations of hardware and software platforms- Market evolution

Current Market State

There are now almost 20 million passenger EVs on the road (2021) and electrification has spread to other segments of road transport. There are over 1.3 million commercial EVs, including buses, delivery vans and trucks, and there are over 280 million electric mopeds, scooters, motorcycles, and three-wheelers on the road globally. Battery technology continues to improve, policy pressure toward 'net zero' is rising in many countries, and automakers are ramping up manufacturing of compelling new EV models. (Bloomberg NEF)

3 Key Geo Markets- Summary
1. USA
    a. Bipartisan Infrastructure Bill – Billions for roadside infrastructure upgrades
    b. EV Tax credits driving demand; and demand is becoming organic!
    c. 5% EV sales penetration threshold has been reached Q1-2022
2. China
    a. Market size- largest global geo market
    b. Recent growth- sustained through challenges
    c. Local competition- has intensified- lots of low cost local firms
3. Europe
    a. Market maturity- Norway, Sweden & Iceland- Global Leaders in EV adoption
    b. Penetration rates- >50%
    c. Advanced technology- Leaders in innovation

Market Growth & Potential

EV Passenger Vehicle Adoption

By 2040, (globally)there are (could be) over 700 million passenger EVs on the road and over 750 million electric two- and three-wheelers. (McKinsey). A similar growth pattern for the US market is shown below;

If federal zero-emission vehicle sales targets are met, the United States could have more than 48 million electric vehicles on the road in 2030.



Electric-vehicle parc, by segment growth, thousands of vehicles²

McKinsey
& Company

Commercial Electric Vehicle- Growth Trajectory

- "Global sales of commercial electric vans and trucks more than doubled in 2021. Most of these are lighter vehicles, where the market is set to turn electric quickly in the 2020s. (Bloomberg)

- Adoption is supported by more models available, corporate fleet commitments, favorable economics, and rising concerns about urban air quality. In addition to significant grants and tax incentives to convert diesel fleets and offset the cost of charging and support infrastructure.

- The market for medium- and heavy-duty trucks is also starting to move, with close to 10,000 units sold in 2021. That is set to continue, as some of the largest global truck makers are targeting between 35% and 60% of their annual sales to be zero-emission, and primarily all-electric, by 2030. TERP (Texas Emissions Reduction Plan)

is an example of a program that encourages fleet owners to make the switch. Similar, programs exist in other states such as California.

- Electric bus sales continue to rise steadily, with 44% of new sales and 18% of the global fleet already electric. 98% of the global e-bus fleet is still in China, but activity is picking up in other countries. The global e-bus fleet reaches 1.75 million by 2040, representing 62% of all buses on the road. The Texas Clean School Bus Program (TCSB) and the Texas Clean Fleet Program (TCFP) are examples of state level initiatives that are being put in place across the US to support the transition to commercial electric vehicles.

Public Charger Market Size – Potential Installed Capacity

By 2040, between 340 and 490 million chargers are needed across all locations globally, with the total dominated by home chargers. Chargers outside the home account for between **42 and 59 million chargers by 2040 or about 9% of total charging fleet demand**. (Bloomberg NEF)

The US demand for chargers to 2030 is illustrated below. The data is in line with the global trend but covers a shorter period, 2030 vs 2040. In the US approximately **2.2 million chargers will be required outside the home or about 7% of US charging fleet demand**. As EV adoption grows in the US beyond 2030, it can be reasonable to assume that charger infrastructure will see a significant ramp up, beyond 2030.



EV to Charger Ratios- Efficiency & Asset Performance

The ratio of EV to ChargePoint (CPO) infrastructure is key to understand the context of EV charging asset growth. Long term, CPOs need to generate positive ROI and profitability. Utilization of installed assets is the key factor in profitability.

We believe that a targeting software solution will be better able to monitor asset performance, improve maintenance cycles and reduce downtime and improve overall total Cost of Ownership (TCO)

According to a recent Bloomberg article, more private investment in charging infrastructure is needed, and to get there, higher utilization per charger will be required to improve the economics of operating a given station.

We believe that a targeted and combined hardware plus software solution that maximizes uptime and increases vehicle throughputs is a winning formula for operators of charging infrastructure.

Bloomberg goes on to note that for the three major Geo Markets China, Europe and the USA:

At the country level the dynamics get interesting. For example, **despite record EV sales in China last year, public charging points there kept pace and the ratio between EVs and chargers has been relatively constant since 2018.** This is because of a huge push taking

place in China to expand charging infrastructure taking place — the country claims more than half the world's public charging points.

In markets like **the U.S., the number of EVs on the road per charger has grown steadily higher over the last year, so there are fewer chargers for every EV on the road.** That effect is even more pronounced in **Europe, where EV sales have surged since 2019. In Germany, the ratio went from 8 EVs per public charging point in 2019 to 20 in 2021.**

In the long term,.. **the ratio (will) level out somewhere between 30 to 40 EVs on the road per public charging point.** That's about where Norway, the most mature EV market in the world, is today. (McKinsey)

EV Charging Market- Key Segments



The need for fast chargers varies considerably by use case.
Distribution of chargers in 2030 by use case and technology, %
Residential L2 chargers
Commercial L2 chargers
Fast DC chargers
100
Residential
100
On-the-go
90
10
Retail and destination
90
10
Workplace
48
52
Fleet depots



McKinsey & Company

Market Size & Potential-

Global Market Potential

Between today and 2040, the cumulative investment in charging infrastructure exceeds $1.4 trillion globally in the Net Zero Scenario. (Bloomberg NEF)

Fast chargers account for 60% of all charging investment by 2040.

The projected global Fast charging market is worth more than $800 Billion dollars. The Level 2 AC charger market- specifically geared for Fleet applications- pushes the overall size of the market to more than $1.1 Trillion dollars.

US Market Potential

McKinsey estimates the cost of hardware, planning, and installation for the US public charging needs (Retail & Destination + On the Go) out to 2030 at more than $35 Billion. The growth in fleets and workplace infrastructure increases the size of the US market opportunity to nearly $70 billion dollars.

Beyond 2030, EV adoption across all segments will accelerate making the decade leading up to 2040 an even larger market opportunity for established players in the US market with the right mix of hardware and software solutions. **The US market out to 2040 is most likely a $200 Billion + opportunity.**

Reliable customer focused solutions (Hardware + Software) that enhance utilization and maximize revenues will hold superior positions in the market.

Indie Power Systems goal is to capture $2.5 Billion in Gross Sales or an implied 3.6% (of the US Charging Infrastructure market) to 2030. This implies annual Gross sales of $312 M over that period with a significant ramp in the period 2025-2030. It is key to recognize that while Indie is a US company, opportunities have already been identified internationally that may form part of the make up of Gross Sales contemplated in this Sales estimate.

Sales from Microgrid project opportunities are not contemplated in the base sales estimate, however, Indie will remain flexible to address microgrid opportunities as they progress. Additionally, it is assumed that microgrid projects will utilize operational & engineering resources that are difficult to plan for currently, but would have to be managed at the time that a microgrid opportunities become commercial and resources are mobilized for project execution.

The Opportunity (Problem)

In markets like the U.S., the number of EVs on the road per charger has grown steadily higher over the last year, so there are fewer chargers for every EV on the road. That effect is even more pronounced in Europe, where EV sales have surged since 2019. In Germany, the ratio went from 8 EVs per public charging point in 2019 to 20 in 2021. (Bloomberg)

KEY TAKE AWAY: EV Infrastructure has not kept pace with EV Sales growth causing increased charge and range anxiety and leading to frustration for current and potential owners of EVs.

A big push is needed to scale up the industry quick enough so charging infrastructure is installed in time to support the expected electric vehicle fleet. The US faces one of the most difficult challenges, requiring a six-fold increase in average annual public charging

installations over the next four years from those in 2021 to meet our outlook. Describe the problem or the pain that the customer feels in order to establish that your business is really offering value to the customer.

Fast chargers deliver 50% of electric vehicle energy demand and account for 60% of all charging investment by 2040, but are less than 3% of total connectors. The charging network evolves over time to support more commercial vehicles such as electric vans, buses, and trucks. The advent of autonomous vehicles will also affect the charging technologies used.

The Solution

Our Niche-

1. Indie will implement the following innovative solutions to gain an advantage on the current competition:
    a. Integrated Software management solution that will be customized to the E-Mobility- EV Charging Space that will allow asset owners to optimize their assets and implement data driven solution.
    b. Additional Software capability to service Oil & Gas, Renewables, Smart Cities and Water & Wastewater Applications on a global 24/7 365 basis
    c. A single drop integrated hardware Fast charging solution that will be connected and monitored in real time. All major components are provided by Tier 1 suppliers. Ease of installation reliability and serviceability will be the cornerstones of the system
    d. An integrated Level 2 AC solution tailored to the Fleet charging market. Supported and monitored in real time.
    e. An integrated Microgrid solution that incorporates battery energy storage and renewables. The system will be supported by Indie's Integrated Software management solution. It will be an optimized and intelligent solution for energy management and monitored on a 24/7 365 basis. The system will be modular, scalable, and customizable for clients on a project-to-project basis.